Filed by C&J Energy Services, Inc.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

KEANE C&J ENERGY SERVICES Robert Drummond Keane CEO “I’ve always admired C&J for your best-in-class operations and commitment to safety, and I’m very much looking forward to the opportunity to work together. The most important factor to our success together is you, our people. You all are our greatest asset, and we want to retain and place exceptional talent at all positions as we build the new company. I’m eager to continue the work with the integration team, moving this merger forward and getting to know the C&J Family in the weeks and months to come.”    Don Gawick C&J President & CEO “We have a lot of work ahead of us to successfully bring our two great organizations together, and we’re committed to delivering a successful and seamless integration. I am counting on each and every one of you to help us do that, and I know that you are up to the task. Your hard work and efforts are behind our successes thus far, and this merger gives us an opportunity to really expand on that success. It truly is a merger of equals, and the sum of both parts will combine to make a much greater whole.”    • The Integration Leadership Team has defined and announced our Integration Management Organization (IMO), which includes members of both companies and consultants from Accenture. • The IMO has developed guiding principles and a governance charter for the integration process, kicked off functional workstreams and is learning as much as possible about both companies’ current processes, tools and operating models so they can take a “best of both” approach as they build on the strong foundations of both C&J and Keane. • The process of narrowing down potential names and ticker symbols for the new company has gone through several rounds but is not yet complete. • The IMO’s priority is unlocking value and potential and making sure team members from both C&J and Keane are well taken care of. ** A video message from Don and Robert is available to view on the C&J Portal. If you don’t have access, ask your manager to assist you in viewing it. **